

August 29, 2018

Matthew Dunnigan
Chief Financial Officer
Restaurant Brands International Inc.
226 Wyecroft Road
Oakville, Ontario, Canada L6K 3X7

      Re: Restaurant Brands International Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 23, 2018
          File No. 001-36786

Dear Mr. Dunnigan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Transportation and Leisure